UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CRYO CELL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Securities)

228895108

(CUSIP Number)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, 9th Floor
New York, New York 10017
(212) 561-5559

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2228895108

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
Ki Yong Choi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	1,953,096

8.	Shared Voting Power	233,472 (1)

9.	Sole Dispositive Power	1,953,096

10.	Shared Dispositive Power	233,472 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,186,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	18.4% (2)

14.	Type of Reporting Person (See Instructions)	IN

(1)	By virtue of being a co-trustee of the Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of common stock held by the Trust.

(2)	Based upon 11,853,227 shares of common stock outstanding as of April 13, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 29, 2012.

CUSIP No. 2228895108

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	0

8.	Shared Voting Power	233,472 (1)

9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	233,472 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	233,472 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	.02% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1)	By virtue of being a co-trustee of the Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of common stock held by the Trust.
(2)	Based upon 11,853,227 shares of common stock outstanding as of April 13, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 29, 2012.

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) by Ki Yong Choi and Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust” and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on July 26, 2007 (the “Original Schedule 13D”, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 31, 2007, Amendment No. 2 to Schedule 13D filed on May 1, 2009, Amendment No. 3 to Schedule 13D filed on May 10, 2011, Amendment No. 4 to Schedule 13D filed on May 23, 2011, Amendment No. 5 to Schedule 13D filed on August 22, 2011 and this Amendment No. 6, the “Schedule 13D”) by Mr. Choi relating to the common stock, par value $0.01 per share (the “Common Stock”) of Cryo-Cell International, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On May 30, 2012, the Reporting Persons, in compliance with the bylaws of the Issuer, submitted to the Issuer a formal notice (the “Notice”) to nominate six individuals, including Ki Yong Choi and Michael W. Cho, Ph.D., both of whom were former directors of the Issuer, together with Warren Hoeffler, Ph.D., Michael D. Coffee, Gary Weinhouse and Ajay Badlani (each a “Nominee” and collectively the “Nominees”) for election to the Issuer’s Board of Directors at the Issuer’s 2012 Annual Meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof). A copy of the Notice is filed as Exhibit 99.2 hereto and is incorporated by reference into this Item 4 as if set out herein in full. The Notice was amended on May 31, 2012 to include additional information about certain of the Nominees. A copy of the amendment is filed as Exhibit 99.3 hereto and is incorporated by reference into this Item 4 as if set out herein in full.

Mr. Choi currently intends to conduct a proxy solicitation seeking to elect these individuals to the Issuer’s Board of Directors. Mr. Choi submitted the Notice, and intends to conduct such proxy solicitation, because he has lost confidence in the members of the Board and the Chief Executive Officer and believes that a new Board and a new Chief Executive Officer could improve the financial performance of the Issuer.

Depending on various factors, including the Issuer’s financial position, results of operations and strategic direction, the outcome of discussions with other stockholders and the Issuer, actions taken by the Issuer, and the trading price levels of the Common Stock of the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock of the Issuer or selling some or all of their shares of Common Stock of the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Choi has engaged, and may engage additional, advisors to assist him, including consultants, accountants, attorneys, financial advisors or others, and may contact other stockholders of the Issuer and/or other relevant parties to discuss any and all of the above.

In connection with his intended proxy solicitation, Ki Yong Choi intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Issuer. MR. CHOI STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Ki Yong Choi, Gary Weinhouse, Michael W. Cho, Warren Hoeffler, Michael D. Coffee and Ajay Badlani. Certain of these persons hold direct or indirect interests as follows: Mr. Choi holds of record or beneficially a total of 2,186,568 shares of the Issuer’s Common Stock and Dr. Michael W. Cho is the record holder of 14,166 shares of the Issuer’s Common Stock. The Nominees, Messrs. Choi, Weinhouse, Cho, Hoeffler, Coffee and Badlani, each have an interest in being nominated and elected as a director of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement between the Reporting Persons.

Exhibit 99.2 Notice of Stockholder Nomination dated May 30, 2012

Exhibit 99.3 Amendment to Notice of Stockholder Nomination

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2012

/s/ Ki Yong Choi
Ki Yong Choi

Ki Yong Choi and Laura Choi, as Trustees UAD 7/27/01 FBO Choi Family Living Trust

By:	/s/ Ki Yong Choi, Trustee
Ki Yong Choi, Trustee

By:	/s/ Laura H. Choi
Laura H. Choi, Trustee